FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending February 2014

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

--

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
--

Notification of Transactions of Directors and Persons Discharging Managerial Responsibility or Connected Persons

GlaxoSmithKline Performance Share Plan
Sale of shares to meet tax liabilities

The table below sets out changes in the interests of a connected person of a Person Discharging Managerial Responsibility (PDMR) in the Ordinary Shares of GlaxoSmithKline plc arising from the sales of Ordinary Shares at a fair market value price of £16.44 per Ordinary Share on 13 February 2014. This sale was to meet tax liabilities following the vesting of awards granted in 2011 under the GlaxoSmithKline 2009 Performance Share Plan (PSP).

Name of PDMR	Name of Connected Person	Number of Ordinary Shares sold to meet tax liabilities following the vesting of a PSP award
Mr P Thomson	Mrs K Thomson	668

The Company and the above individual were advised of this transaction on 17 February 2014.

This notification relates to a transaction notified in accordance with Disclosure and Transparency Rule 3.1.4R(1)(c).

Sonja Arsenić
Corporate Secretariat

17 February 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: February 17, 2014

By: SIMON BICKNELL
------------------

Simon Bicknell
Authorised Signatory for and on
behalf of GlaxoSmithKline plc